Exhibit 12.1

Freescale Semiconductor Holdings I, Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Successor		Predecessor
	Year Ended December 31, 2007(3)	Period from December 2 through December 31, 2006(3)	Period from January 1 through December 1, 2006	Years Ended December 31,
				2005	2004	2003(3)
Earnings:
(Loss) earnings before income taxes (1)	$(2,499)	$(2,521)	$420	$624	$266	$(322)
Less: Capitalized interest	—	—	—	—	—	—
Add: Fixed charges (per below)	846	72	107	104	71	137

Total (loss) earnings (2)	$(1,653)	$(2,449)	$527	$728	$337	$(185)

Fixed charges:
Interest expense	$834	$71	$93	$85	$51	$115
Rent expense interest factor	12	1	14	19	20	22

Total fixed charges	$846	$72	$107	$104	$71	$137

Ratio of earnings to fixed charges	—	—	4.9	7.0	4.7	—

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees

(2)	As defined in Item 503(d) of SEC Regulation S-K

(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2007, the period from December 2, 2006 through December 31, 2006 and for the year ended December 31, 2003 by $2.5 billion, $2.5 billion and $322 million, respectively.